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                    February 16, 2022

       George Sharp
       President and Director
       Stratos Renewables Corp
       3535 Executive Terminal Drive
       Henderson, NV 89052

                                                        Re: Stratos Renewables
Corp
                                                            Registration
Statement on Form 10-12G
                                                            Filed January 7,
2022
                                                            File No. 000-53187

       Dear Mr. Sharp:

               We issued comments to you on the above captioned filing on January 26, 2022. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by March 2, 2022.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Tyler Howes at 202-551-3370 or Suzanne Hayes at 202-551-3675 with any questions.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Life Sciences
       cc:                                              Ernest Stern, Esq.